SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the period commencing February 23, 2005 through April 18, 2005

KONINKLIJKE PHILIPS ELECTRONICS N.V.

(Exact name of registrant as specified in its charter)

Royal Philips Electronics

(Translation of registrant’s name into English)

The Netherlands
(Jurisdiction of incorporation or organization)

Breitner Center, Amstelplein 2, 1096 BC Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☑

Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:

A. Westerlaken
Koninklijke Philips Electronics N.V.
Amstelplein 2
1096 BC Amsterdam – The Netherlands

SIGNATURES
Report on the performance of the Philips Group
ARTICLES OF ASSOCIATION:

This report comprises (i) a copy of the Quarterly Report of the Philips Group for the three months ended March 31, 2005, dated April 18, 2005, (ii) an English translation of the original Dutch text of the Articles of Association of Royal Philips Electronics as amended on April 1, 2005, pursuant to the resolution of the Annual Meeting of Shareholders held on March 31, 2005, and (iii) a copy of each of following press releases entitled:

–	“Philips has introduced more than one hundred Green Flagship products”, dated February 28, 2005;

–	“Philips announces planned sale of stake in NAVTEQ”, dated March 29, 2005;

–	“Philips publishes financial information for year 2004 in accordance with international financial reporting standards”, dated March 29, 2005; and

–	“Philips reclassifies its Mobile Display Systems activities under ‘Other Activities’”, dated April 15, 2005.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 18th day of April 2005.

KONINKLIJKE PHILIPS ELECTRONICS N.V.
/s/ G.J. Kleisterlee
(President,
Chairman of the Board of Management)

/s/ J.H.M. Hommen
(Vice-Chairman of the Board of Management
and Chief Financial Officer)

Report on the performance of the Philips Group

Q1 Quarterly report
April 18, 2005

Forward-looking statements

This document contains certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items (including, but not limited to, cost savings), in particular the outlook paragraph in this report.

By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, levels of consumer and business spending in major economies, changes in consumer tastes and preferences, changes in law, the performance of the financial markets, pension costs, the levels of marketing and promotional expenditures by Philips and its competitors, raw materials and employee costs, changes in exchange and interest rates (in particular changes in the euro and the US dollar can materially affect results), changes in tax rates and future business combinations, acquisitions or dispositions and the rate of technological changes, political and military developments in countries where Philips operates, the risk of a downturn in the semiconductor market, Philips’ ability to secure short-term profitability and invest in long-term growth in Lighting and product R&D in Medical Systems, and industry consolidation.

Statements regarding market share, including as to Philips’ competitive position, contained in this document are based on outside sources such as specialized research institutes, industry and dealer panels in combination with management estimates. Where information is not yet available to Philips, those statements may also be based on estimates and projections prepared by outside sources or management. Rankings are based on sales unless otherwise stated.

Use of non-US GAAP information

In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-US GAAP financial measures. These non-US GAAP financial measures should not be viewed in isolation as alternatives to the equivalent US GAAP measure(s) and should be used in conjunction with the most directly comparable US GAAP measure(s). A discussion of the non-US GAAP measures included in this document and a reconciliation of such measures to the most directly comparable US GAAP measure(s) are contained in this document.

–	all amounts in millions of euros unless otherwise stated

–	the data included in this report are unaudited

–	financial reporting according to US GAAP unless otherwise stated

–	includes restatement of Mobile Display Systems activities from Semiconductors to Other Activities

Philips reports net income of EUR 117 million and income from operations of EUR 193 million.

The first quarter of 2005

Philips recorded net income of EUR 117 million (EUR 0.09 per share), compared with net income of EUR 550 million (EUR 0.43 per share) in the corresponding period of 2004. The EUR 433 million decrease in net income was due to a EUR 435 million lower contribution from unconsolidated companies.

Sales amounted to EUR 6,635 million and were flat compared to Q1 2004. The weaker US dollar and dollar-related currencies, as well as various divestments, had a downward effect of 2%. On a comparable basis, sales increased by 2%.

Income from operations amounted to EUR 193 million, compared to EUR 218 million in the same period of 2004.

Financial income and expenses resulted in an expense of EUR 48 million, compared with an expense of EUR 66 million in Q1 2004.

Unconsolidated companies contributed EUR 22 million to net income. In Q1 2004, results from unconsolidated companies amounted to EUR 457 million, which included a dilution gain of EUR 156 million on Philips’ participation in Atos Origin. LG.Philips LCD’s contribution to net income was a loss of EUR 34 million, compared to a profit of EUR 215 million in Q1 2004.

Cash flow from operating activities was an outflow of EUR 351 million. In Q1 2004, cash inflow from operating activities totaled EUR 404 million.

Inventories as a percentage of sales amounted to 11.9%, compared to 12.1% in Q1 2004.

Gerard Kleisterlee,
Philips’ President and CEO:

“It’s encouraging to see another solid quarter, with steady performance and profitability in all our main businesses. I am pleased with the progress being made in Consumer Electronics, reflecting the successful implementation of our Business Renewal Program. The cyclicality of the technology sector had a negative impact, especially on our results from unconsolidated companies. Overall, we are on track with our management agenda. Our strong pipeline of market-driven, innovative products should position us well going forward.”

Philips Group

Net income
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	6,631	6,635
Income from operations	218	193
as a % of sales	3.3	2.9
Financial income and expenses	(66)	(48)
Income taxes	(46)	(44)
Results unconsolidated companies	457	22
Minority interests	(13)	(6)

Net income	550	117
Per common share — basic	0.43	0.09

Sales by sector
in millions of euros unless otherwise stated

	Q1	Q1		% change
	2004	2005	nominal	comparable

Medical Systems	1,258	1,285	2	5
DAP	393	427	9	9
CE	2,011	2,153	7	7
Lighting	1,077	1,128	5	6
Semiconductors	1,039	1,012	(3)	(2)
Other Activities	853	630	(26)	(15)

Philips Group	6,631	6,635	0	2

Sales per region
in millions of euros unless otherwise stated

	Q1	Q1		% change
	2004	2005	nominal	comparable

Europe/Africa	2,939	2,909	(1)	0
North America	1,607	1,669	4	8
Latin America	274	332	21	23
Asia Pacific	1,811	1,725	(5)	(1)

Philips Group	6,631	6,635	0	2

Highlights in the quarter

Net income

•	Net income amounted to EUR 117 million (EUR 0.09 per share), compared to EUR 550 million (EUR 0.43 per share) in the same period of last year. The EUR 433 million decrease in net income was predominantly due to a EUR 435 million lower contribution from unconsolidated companies.

Sales by sector

•	Nominal sales for the Group were flat compared to Q1 2004. Adjusted for the 2% downward effect of the weaker US dollar and dollar-related currencies as well as various divestments, comparable sales growth was 2%.

•	Comparable sales at Medical Systems increased by 5%, driven by most businesses, especially Computed Tomography and Magnetic Resonance. The 9% comparable sales growth at Domestic Appliances and Personal Care (DAP) was fueled by new product ranges. Connected Displays and Home Entertainment were the drivers of CE’s sales growth of 7%. At Lighting, all businesses supported the strong comparable sales growth of 6%. The comparable 2% decline at Semiconductors was spread across its various businesses. The decline in sales of Other Activities was mainly attributable to Mobile Display Systems (MDS).

Sales per region

•	In Europe/Africa, sales increased at Lighting, DAP and Medical Systems, while the other divisions showed declines.

•	In North America, Consumer Electronics and DAP were the main drivers of the growth.

•	In Latin America, all businesses except Medical Systems realized significant sales growth.

•	In Asia Pacific, the sales decline was primarily attributable to MDS and Licenses. Medical Systems, DAP and Lighting recorded 23%, 15% and 6% comparable growth respectively.

Income (loss) from operations by sector
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Medical Systems	92	100
DAP	44	56
CE	59	46
Lighting	165	149
Semiconductors	69	14
Other Activities	(57)	(73)
Unallocated	(154)	(99)

Philips Group	218	193
as a % of sales	3.3	2.9

Financial income and expenses
in millions of euros

	Q1	Q1
	2004	2005

Interest expenses (net)	(66)	(48)
Income from non-current financial assets	1	—
Other	(1)	—

Total	(66)	(48)

Results unconsolidated companies
in millions of euros

	Q1	Q1
	2004	2005

LG.Philips LCD	215	(34)
LG.Philips Displays
- operational	6	2
- restructuring/impairments	(11)	(18)
Atos Origin dilution/gain	156	—
Others	91	72

Total	457	22

Income from operations by sector

•	Income from operations for Q1 2005 was a profit of EUR 193 million, compared to a profit of EUR 218 million in the corresponding period last year. Restructuring and impairment charges amounted to EUR 45 million, compared with EUR 16 million in Q1 2004. Pension costs totaled EUR 59 million, compared to EUR 132 million in Q1 2004.

•	Income from operations at Medical Systems improved by EUR 8 million, due to higher sales and a better product mix, partially offset by higher costs.

•	Income from operations at DAP was 13.1% of sales, an increase of 1.9 percentage points compared to Q1 2004. Margins remained strong across all businesses.

•	At CE, higher sales coupled with increased margins and lower costs supported income from operations, mainly due to Connected Displays. License income declined by EUR 37 million compared to Q1 2004.

•	Lighting continued its solid performance, but income from operations was impacted by restructuring charges of EUR 27 million.

•	Results at Semiconductors were mainly impacted by the decline in sales and a lower utilization rate.

•	The operating loss of Other Activities increased, mainly due to the decline in sales at MDS.

•	The improvement within Unallocated was entirely attributable to lower pension costs compared with Q1 2004.

Financial income and expenses

•	Net interest expenses were EUR 18 million lower than in Q1 2004 due to the lower net debt position.

Results relating to unconsolidated companies

•	Results relating to unconsolidated companies in Q1 were EUR 435 million lower than in Q1 2004, and were significantly impacted by the EUR 249 million lower contribution from LG.Philips LCD compared to Q1 2004.

Cash balance
in millions of euros

	Q1	Q1
	2004	2005

Beginning balance	3,072	4,349

Net cash from operating activities	404	(351)
Gross capital expenditures	(272)	(226)
Acquisitions/divestments	(18)	(74)
Other cash from investing activities	27	10
Changes in debt/other	(108)	(498)

Ending balance	3,105	3,210

Cash balance

•	In Q1, the cash position decreased by EUR 1,139 million.

•	A payment of EUR 64 million was made for an additional investment in NAVTEQ (execution of an option).

•	In connection with the share repurchase program, a cash amount of EUR 252 million was used for capital reduction, and EUR 174 million to hedge long-term incentive and employee stock purchase programs.

Cash flows from operating activities

•	After a very strong cash inflow in Q4 2004, higher working capital needs (mainly due to lower accounts payable) in Q1 2005 led to a EUR 351 million cash outflow from operating activities.

•	Cash flow from operating activities was down on Q1 2004 across all product divisions, but in particular at Consumer Electronics (anticipated decline after the strong Q4 cash inflow), Semiconductors and Group Overheads and Services (pensions).

•	A dividend payment received from the unconsolidated company InterTrust Technologies Corp. had a positive impact of EUR 90 million on cash flow from operating activities.

Gross capital expenditures

•	Capital expenditures totaled EUR 79 million at Semiconductors, EUR 38 million at Lighting and EUR 71 million at Other Activities.

•	Primarily due to continued investments in innovative products, capital expenditures increased at Lighting.

•	Compared to Q1 2004, capital expenditures were reduced by EUR 46 million, mainly at Semiconductors.

Inventories

•	Inventories as a percentage of sales amounted to 11.9%, a new record-low for the first quarter.

•	Compared to Q1 2004, inventories as a percentage of sales decreased in all divisions except Lighting and Medical Systems.

Net debt and group equity

•	During the quarter, net debt increased by EUR 1,123 million, primarily due to a EUR 641 million cash outflow before financing activities and a EUR 426 million cash outflow for the buy-back of shares.

•	Compared to Q4 2004, group equity decreased by EUR 332 million. This was largely due to the repurchase of shares and a charge of EUR 504 million for dividend to be paid in April, partly offset by positive translation differences.

Employment

•	The number of employees at the end of Q1 2005 was 160,857. Adjusted for a decrease of 554 in Other Activities in connection with the divestment of Philips High-Tech Plastics, the actual decrease during Q1 was 175.

Medical Systems

Medical Systems: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	1,258	1,285
Sales growth
% nominal	(5)	2
% comparable	4	5

Income from operations	92	100
as a % of sales	7.3	7.8

Net operating capital (NOC)	3,803	3,058

Number of employees (FTEs)	30,210	30,756

Business highlights

•	Metro Health hospital in Grand Rapids, Michigan, has chosen the Philips Xtenity Enterprise information system, which supports a comprehensive electronic patient record accessible by physicians and patients alike, thus helping to increase clinical efficiency and improve the quality of care.

•	Philips introduced the HeartStart FRx – the first defibrillator to transmit data wirelessly. The HeartStart FRx has an infrared data port that can transmit information wirelessly to palmOne personal digital assistants (PDAs).

•	Philips reaffirmed its leadership position in patient-friendly, non-claustrophobic medical equipment by installing its 100th 3.0 T Magnetic Resonance compact whole-body scanner – the only product of its kind on the market.

Financial performance

•	Q1 order intake showed year-over-year comparable growth of 9%, mainly for products and systems.

•	Sales grew by 2% nominally and by 5% when adjusted for unfavorable currency movements. This growth was driven by most businesses, and in particular by double-digit increases in Computed Tomography and Magnetic Resonance, reflecting the successful introduction of innovative products.

•	Income from operations increased by EUR 8 million from Q1 2004 to EUR 100 million, largely due to higher sales and improved gross margins, partially offset by a EUR 10 million reduction in income at MedQuist. The latter was due to lower sales and increased costs (mainly legal fees). Income from operations as a percentage of sales increased by 0.5 percentage points to 7.8% in Q1 2005.

•	The Q1 year-over-year reduction in net operating capital was mainly due to impairment charges for MedQuist in 2004.

Looking ahead

•	With its strong order book, Medical Systems is expected to further improve its market share, and it will maintain its focus on innovation and operational excellence.

Domestic Appliances and Personal Care

DAP: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	393	427
Sales growth
% nominal	(14)	9
% comparable	(9)	9

Income from operations	44	56
as a % of sales	11.2	13.1

Net operating capital (NOC)	522	460

Number of employees (FTEs)	8,263	8,542

Business highlights

•	In the first quarter, Philips passed the milestone of 1 million Senseo coffee machines sold in Belgium and 2 million sold in Germany.

•	Philips expanded its existing range of floor-cleaning products with the launch of a new easy-to-use bagless vacuum cleaner under the slogan “cleaner made simpler”.

•	Philips’ Ladyshave and the Senseo Aluminum coffee machine won prestigious 2005 European iF design awards for outstanding and innovative design.

Financial performance

•	Sales increased by 9% compared to Q1 2004, both on a nominal and a comparable basis. Comparable sales growth was mainly driven by Food & Beverage (Senseo coffee machine), followed by Shaving & Beauty and Oral Healthcare (IntelliClean). All regions contributed to the rise in comparable sales. In China, comparable sales showed a 17% increase.

•	Sales growth from new product introductions contributed to sustained strong margins which, combined with cost containment, led to a substantial improvement in profitability.

•	Income from operations amounted to 13.1% of sales, an increase of 1.9 percentage points compared to Q1 2004. The increase was mainly attributable to higher sales in Food & Beverage.

•	Net operating capital decreased by EUR 62 million, mainly driven by improvements in supply chain management and reductions in fixed assets.

Looking ahead

•	The focus will remain on launching innovative products, extending alliances and expanding retail channels into emerging markets.

Consumer Electronics

Consumer Electronics: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	2,011	2,153
Sales growth
% nominal	3	7
% comparable	9	7

Income from operations	59	46
as a % of sales	2.9	2.1

Net operating capital (NOC)	71	108

Number of employees (FTEs)	17,893	16,725

Business highlights

•	Philips’ Ambilight Flat TV and the Key019 Digital Wearable Camcorder won 2005 European iF design awards for integrating advanced technologies into a consumer-friendly design.

•	Premiere, a leading German pay-TV operator, chose Philips as the exclusive supplier of set-top boxes for its high-definition television service.

•	In North America, Philips achieved strong placements in key retail stores, supporting sales growth in Flat TV, and recorded strong sales in digital set-top boxes.

Financial performance

•	Connected Displays and Home Entertainment were the main drivers of the 7% sales growth, both nominal and comparable, which was partly offset by a downturn in Licenses. Sales growth was particularly strong in North America (29%), mainly driven by TV displays and digital set-top boxes, and Latin America (44%).

•	Income from operations for Licenses amounted to EUR 32 million, compared to EUR 69 million in Q1 2004. Limited past-use license income and lower volumes in general resulted in a EUR 37 million decline in income from operations.

•	The strong performance of Connected Displays and the benefits of the Business Renewal Program were the main factors behind the Q1 income from operations (excluding Licenses) of EUR 14 million. In Q1, the operating margin was 1.5% (when adjusted for restructuring), on track to reach the target of 2 – 2.5% plus 2% from Licenses income by the end of 2005.

•	Income from operations included restructuring charges of EUR 19 million, compared to EUR 14 million last year.

Looking ahead

•	It is expected that the agreement with TPV Technology Limited to transfer the OEM sales, manufacturing and development of PC monitors and entry-level Flat TVs to TPV will be closed by early Q3 2005.

•	The Business Renewal Program is on track to exceed the EUR 400 million savings on a run-rate basis by year-end 2005.

•	In connection with the Business Renewal Program, restructuring charges of approximately EUR 20 million are expected in Q2 2005.

Lighting

Lighting: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	1,077	1,128
Sales growth
% nominal	(7)	5
% comparable	0	6

Income from operations	165	149
as a % of sales	15.3	13.2

Net operating capital (NOC)	1,614	1,617

Number of employees (FTEs)	44,353	44,429

Business highlights

•	Capitalizing on the trend in shops of using lighting to create a unique look and feel, Philips introduced the MASTER Colour Elite – the first dimmable lamp to recreate natural lighting – at this year’s EuroShop, the leading retail lighting trade fair, held in Düsseldorf.

•	The European Lamp Companies Federation – which includes Philips – presented the European Union with proposals for developing energy-efficient lighting technologies to help meet Kyoto CO2 emissions targets.

•	The leading US industrial manufacturing magazine Plant Engineering named Philips’ energy-saving T8 tubular lamp “Product of the Year” in the lighting category in recognition of its energy efficiency and long life.

Financial performance

•	Compared to Q1 2004, sales increased 5% on a nominal basis and 6% on a comparable basis, driven by strong improvements across all businesses.

•	Strong profitable growth in sales of Lamps throughout Europe was driven by innovative products for shops and outdoor applications, offering better quality of light combined with lower energy consumption.

•	Compared with Q1 2004, income from operations was down EUR 16 million at EUR 149 million, which included restructuring charges of EUR 27 million.

Looking ahead

•	Slight weakness in certain markets (lighting for consumer applications and North America).

•	Continue to invest in innovative sectors via increased R&D and capital expenditures for solid-state lighting and consumer applications.

•	Further develop marketing expertise in order to deliver solutions to the market faster and more effectively.

Semiconductors

Semiconductors: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	1,039	1,012
Sales growth
% nominal	16	(3)
% comparable	22	(2)

Income from operations	69	14
as a % of sales	6.6	1.4

Net operating capital (NOC)	3,004	2,649

Number of employees (FTEs)	32,693	34,856

Business highlights

•	Samsung announced its first GSM/GPRS/EDGE handsets based on Philips’ Nexperia Cellular System Solution. This solution enables high-speed wireless connectivity for video streaming and real-time audio.

•	Philips deployed radio frequency identification (RFID) in its supply chain in Asia – the first major rollout in the semiconductor industry.

•	Philips unveiled a System-in-Package solution for TV on mobile phones. This solution, based on the DVB-H standard, will enable consumers to connect to live TV, as well as pictures, movies and music, all on the move.

Financial performance

•	The reporting on the activities of MDS has been transferred from Semiconductors to Other Activities, effective January 1, 2005. The figures for 2004 have been restated accordingly.

•	RF Solutions has been transferred to Semiconductors from Other Activities, effective January 1, 2005. The impact of this on Semiconductors in Q1 2005 was a 3% increase in sales, and EUR 3 million additional income from operations; it also increased headcount by 2,035 employees. The figures for 2004 have not been restated.

•	Nominal sales decreased by 3% compared to Q1 2004. Sequentially, sales declined by 9% in US dollar terms; this decline mainly related to Consumer and Connectivity (part of Communications) products, reflecting seasonality.

•	The utilization rate declined from 90% in Q1 2004 to 81% in Q4 2004 and 75% in Q1 2005.

•	The decline in income from operations compared with Q4 2004 was mainly attributable to lower sales, partly offset by lower sector costs and a build-down of inventories in Q4.

•	Compared with Q1 2004, the decrease in income from operations was mainly due to lower sales and a decline in the US dollar.

•	The book-to-bill ratio improved from 0.73 at the end of 2004 to 1.01 at the end of Q1 2005.

Looking ahead

•	Low-to-mid-single-digit sequential sales growth (in US dollar terms) is expected in Q2 2005.

Other Activities

Other Activities: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	853	630
Sales growth
% nominal	19	(26)
% comparable	18	(15)

IFO Technology Cluster	(72)	(70)
IFO Corp. Investments and others	15	(3)

Income (loss) from operations	(57)	(73)
as a % of sales	(6.7)	(11.6)

Net operating capital (NOC)	308	448

Number of employees (FTEs)	29,226	23,044

Business highlights

•	At the 2005 International Forum Design in Hanover, Germany, Philips received 12 iF awards for a range of healthcare and lifestyle products. The awards recognize designs combining technological sense with user friendliness.

•	Philips Research, Eindhoven University of Technology, Maastricht University and Maastricht University Hospital signed a letter of intent to set up a “Center for Molecular Medicine” to explore molecular imaging, diagnostics and therapy.

•	Philips, InterTrust Technologies, Matsushita, Samsung and Sony formed the “Marlin Joint Development Association” to establish standard specifications for managing consumer electronics content.

•	Philips Research and New Venture Partners announced a partnership deal to identify and create spin-off businesses based on technology from Philips Research’s global network of laboratories.

Financial performance Technology Cluster

•	In the Technology Cluster, the loss from operations was slightly smaller than in Q1 2004.

Financial performance Corp. Investments/others

•	Comparable sales at MDS declined 45%.

•	On a comparable basis, sales in Corporate Investments were flat, while at Optical Storage sales growth amounted to 5%.

•	Due to the lower sales level, MDS posted a loss; this was the main reason for the lower income from operations compared to Q1 2004.

Looking ahead

•	In Q2 2005, restructuring charges of approximately EUR 30 million are expected, principally for the Technology Cluster and Corporate Investments.

Unallocated

Unallocated: key data
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Corporate and regional overheads	(72)	(69)

Pensions/postretirement benefit costs	(82)	(30)

Income (loss) from operations	(154)	(99)

Number of employees (FTEs)	2,674	2,505

Business highlights

•	In 2004, Philips introduced 21 new Green Flagship products, bringing the number of products with improved environmental performance – in weight, energy consumption, hazardous substances, packaging, recycling or disposal – to over 100.

•	At the World Economic Forum in Davos, Switzerland, Philips was chosen as one of the Global 100 Most Sustainable Corporations, out of a total of approximately 2000 companies.

•	Philips published its 3rd Sustainability Report, which outlined further progress made in embedding sustainability in the company’s business practices.

Financial performance

•	Corporate and Regional Overhead costs remained virtually flat compared to Q1 2004.

•	Compared to Q4 2004, Corporate and Regional overhead costs were EUR 56 million lower, mainly due to higher marketing investments and the roll-out of the new brand positioning in Q4 2004.

•	Pension costs and the cost of postretirement benefits decreased by EUR 52 million compared to Q1 2004, mainly due to lower pension costs in The Netherlands.

Looking ahead

•	Investments related to the new brand positioning are expected to total approximately EUR 50 million in Q2 2005.

LG.Philips Displays

LG.Philips Displays joint venture (100%)
in millions of euros unless otherwise stated

	Q1	Q1
	2004	2005

Sales	803	658
Sales growth
% nominal	(14)	(18)
Income (loss) from operations	26	(8)
as a % of sales	3.2	(1.2)
Net income (loss) (100%)	(10)	(33)
Net income (loss)
(Philips share = 50%)	(5)	(16)
Net operating capital (NOC)	1,485	1,174
Number of employees (FTEs)	26,441	21,994

LG.Philips Displays JV (100%)

•	Sales declined by 18% compared to Q1 2004 (by 14% in US dollar terms).

•	Income from operations included restructuring charges of EUR 37 million, compared to EUR 23 million in Q1 2004.

•	Philips’ share in the net loss was EUR 16 million, compared to a share in the net loss of EUR 5 million in Q1 2004.

•	Cash flow before financing activities remained positive.

Outlook

Outlook

We expect that Medical Systems, Lighting and DAP will continue to post solid performances; for Semiconductors we do not expect improved market conditions until the second half of the year, and Consumer Electronics is on track to achieve the 4 – 4.5% profitability target by the end of the year.

We are focusing on innovation across the group, on products with higher margins in markets offering better opportunities for growth, and on further steady improvement in our cost structure.

Our transformation into a truly market-driven organization will be demonstrated by the introduction, in 2005, of many innovative new products reflecting our ‘sense and simplicity’ brand promise. And our brand campaign will receive fresh impetus this year, with its extension to other major markets such as India and Russia.

Amsterdam, April 18, 2005

Board of Management

Consolidated statements of income

all amounts in millions of euros unless otherwise stated

	January to March
	2004	2005
Sales	6,631	6,635
Cost of sales	(4,438)	(4,494)

Gross margin	2,193	2,141

Selling expenses	(1,005)	(1,008)
General and administrative expenses	(361)	(307)
Research and development expenses	(614)	(620)
Restructuring and impairment charges	(16)	(45)
Other business income (expense)	21	32

Income from operations	218	193

Financial income and expenses	(66)	(48)

Income before taxes	152	145

Income tax expense	(46)	(44)

Income after taxes	106	101

Results relating to unconsolidated companies, including net dilution gain of EUR 156 million in 2004	457	22

Minority interests	(13)	(6)

Net income	550	117

Income from operations as a % of sales	3.3	2.9

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands):
• basic	1,280,770	1,276,078
• diluted	1,285,477	1,279,471

Net income per common share in euros:
• basic	0.43	0.09
• diluted	0.43	0.09

Consolidated balance sheets and additional ratios

all amounts in millions of euros unless otherwise stated

	March 31,	December 31,	March 31,
	2004	2004	2005
Current assets:
Cash and cash equivalents	3,105	4,349	3,210
Receivables	4,868	4,528	4,548
Inventories	3,543	3,230	3,609
Other current assets	1,004	1,216	1,017

Total current assets	12,520	13,323	12,384

Non-current assets:
Investments in unconsolidated companies	5,506	5,670	6,011
Other non-current financial assets	1,322	876	867
Non-current receivables	227	227	159
Other non-current assets	2,450	2,823	3,036
Property, plant and equipment	5,413	4,997	4,992
Intangible assets excluding goodwill	1,255	989	982
Goodwill	2,591	1,818	1,911

Total assets	31,284	30,723	30,342

Current liabilities:
Accounts and notes payable	3,206	3,499	3,087
Accrued liabilities	3,399	3,307	3,184
Short-term provisions	863	781	830
Other current liabilities	744	627	619
Dividend payable	460	—	504
Short-term debt	2,008	961	889

Total current liabilities	10,680	9,175	9,113

Non-current liabilities:
Long-term debt	4,131	3,552	3,608
Long-term provisions	2,131	2,117	2,104
Other non-current liabilities	742	736	706

Total liabilities	17,684	15,580	15,531

Minority interests	314	283	305
Stockholders’ equity	13,286	14,860	14,506

Total liabilities and equity	31,284	30,723	30,342

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,279,125	1,281,527	1,261,725

Ratios

Stockholders’ equity per common share in euros	10.39	11.60	11.50

Inventories as a % of sales	12.1	10.7	11.9

Net debt : group equity ratio	18:82	1:99	8:92

Net operating capital	8,558	7,192	8,074

Employees at end of period	165,312	161,586	160,857

Consolidated statements of cash flows*

all amounts in millions of euros

	January to March
	2004	2005
Cash flows from operating activities:
Net income	550	117
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation and amortization	378	362
Impairment of equity investments	3	—
Net gain on sale of assets	(17)	(17)
Unconsolidated companies (net of dividends received)	(454)	67
Minority interests (net of dividends paid)	13	6
Increase in working capital/other current assets	(236)	(807)
Decrease (increase) in non-current receivables/other assets	167	(89)
Decrease in provisions	(7)	(9)
Other items	7	19

Net cash provided by (used for) operating activities	404	(351)

Cash flows from investing activities:
Purchase of intangible assets	(14)	(14)
Capital expenditures on property, plant and equipment	(272)	(226)
Proceeds from disposals of property, plant and equipment	27	37
Cash from derivatives	8	(9)
Proceeds from sale (purchase of) other non-current financial assets	6	(4)
Proceeds from sale (purchase of) businesses	(18)	(74)

Net cash used for investing activities	(263)	(290)

Cash flows before financing activities	141	(641)

Cash flows from financing activities:
Decrease in debt	(212)	(129)
Treasury stock transactions	(47)	(414)
Dividends paid	—	—

Net cash used for financing activities	(259)	(543)
Decrease in cash and cash equivalents	(118)	(1,184)
Effect of change in consolidations on cash positions	116	—
Effect of changes in exchange rates on cash positions	35	45
Cash and cash equivalents at beginning of the period	3,072	4,349

Cash and cash equivalents at end of period	3,105	3,210

*	For a number of reasons, principally the effects of translation differences and consolidation changes, certain items in the statements of cash flows do not correspond to the differences between the balance sheet amounts for the respective items.

Consolidated statement of changes in stockholders’ equity

all amounts in millions of euros

	January to March 2005
				Accumulated other comprehensive income (loss)					Treasury shares at cost
					Unrealized gain
		Capital			(loss) on	Additional	Changes in		To hedge	To cover
		in excess		Currency	available-	minimum	fair value of		share-based	capital	Total
	Common	of par	Retained	translation	for-sale	pension	cash flow		compensation	reduction	stockholders’
	stock	value	earnings	differences	securities	liability	hedges	Total	plans	program	equity
Balance as of December 31, 2004	263	97	19,346	(3,407)	174	(429)	55	(3,607)	(1,239)		14,860
Net income			117								117
Net current period change				487	(17)	(14)	(28)	428			428
Reclassifications into income							(1)	(1)			(1)

Total comprehensive income (loss), net of tax			117	487	(17)	(14)	(29)	427			544
Dividend payable			(504)								(504)
Purchase of treasury stock									(174)	(252)	(426)
Re-issuance of treasury stock		(14)							26		12
Share-based compensation plans		20									20

Balance as of March 31, 2005	263	103	18,959	(2,920)	157	(443)	26	(3,180)	(1,387)	(252)	14,506

Product sectors

includes restatement of Mobile Display Systems activities from Semiconductors to Other Activities

all amounts in millions of euros unless otherwise stated

Sales and income from operations

	January to March
	2004			2005
	Sales	Income (loss) from operations		Sales	Income (loss) from operations
		amount	as a % of sales		amount	as a % of sales
Medical Systems	1,258	92	7.3	1,285	100	7.8
DAP	393	44	11.2	427	56	13.1
Consumer Electronics	2,011	59	2.9	2,153	46	2.1
Lighting	1,077	165	15.3	1,128	149	13.2
Semiconductors	1,039	69	6.6	1,012	14	1.4
Other Activities	853	(57)	(6.7)	630	(73)	(11.6)
Unallocated		(154)			(99)

Total	6,631	218	3.3	6,635	193	2.9

Product sectors and main countries

includes restatement of Mobile Display Systems activities from Semiconductors to Other Activities all amounts in millions of euros

Sales and total assets

	Sales (to third parties)		Total assets
	January to March		March 31,
	2004	2005	2004	2005
Medical Systems	1,258	1,285	5,651	4,932
DAP	393	427	876	835
Consumer Electronics	2,011	2,153	2,383	2,393
Lighting	1,077	1,128	2,505	2,576
Semiconductors	1,039	1,012	4,314	3,922
Other Activities	853	630	7,446	7,596
Unallocated			8,109	8,088

Total	6,631	6,635	31,284	30,342

Sales and long-lived assets

	Sales (to third parties)		Long-lived assets *
	January to March		March 31,
	2004	2005	2004	2005
Netherlands	275	271	1,559	1,495
United States	1,523	1,582	4,057	3,002
Germany	569	540	605	556
France	412	402	422	190
United Kingdom	275	265	246	194
China	667	634	380	418
Other countries	2,910	2,941	1,990	2,030

Total	6,631	6,635	9,259	7,885

*	Includes property, plant and equipment and intangible assets

Pension costs

all amounts in millions of euros unless otherwise stated

Net periodic pension costs of defined-benefit plans

	January-March 2004		January-March 2005
	Netherlands	Other	Netherlands	Other
Service cost	52	28	53	29
Interest cost on the projected benefit obligation	160	93	139	92
Expected return on plan assets	(184)	(89)	(184)	(86)
Amortization of unrecognized transition obligation	—	8	—	—
Net actuarial (gain) loss recognized	(2)	9	(7)	11
Amortization of prior service cost	—	6	(14)	6
Settlement loss	34	1	—	1
Other	3	1	—	1

Net periodic cost (income)	63	57	(13)	54

The net periodic pension costs in the first quarter of 2005 amounted to EUR 59 million, of which EUR 41 million for defined-benefit plans (the Netherlands income of EUR 13 million, other countries cost of EUR 54 million) and EUR 18 million related to defined-contribution plans outside the Netherlands.

Net periodic costs of postretirement benefits other than pensions

	January-March 2004		January-March 2005
	Netherlands	Other	Netherlands	Other
Service cost	3	1	4	1
Interest cost on the accumulated postretirement benefit obligation	4	7	4	6
Amortization of unrecognized transition obligation	1	1	1	1
Net actuarial loss recognized	1	1	1	1
Curtailment loss	—	2	—	—

Net periodic cost	9	12	10	9

Consolidated statements of income in accordance with IFRS

all amounts in millions of euros unless otherwise stated

	January to March
	2004	2005
Sales	6,631	6,635
Cost of sales	(4,447)	(4,506)

Gross margin	2,184	2,129

Selling expenses	(1,007)	(1,010)
General and administrative expenses	(387)	(341)
Research and development expenses	(569)	(551)
Restructuring and impairment charges	(16)	(45)
Other business income (expense)	18	23

Income from operations	223	205

Financial income and expenses	(66)	(49)

Income before taxes	157	156

Income tax expense	(48)	(47)

Income after taxes	109	109

Results relating to unconsolidated companies, including net dilution gain of EUR 156 million in 2004	451	22

Minority interests	(13)	(7)

Net income	547	124

Income from operations as a % of sales	3.4	3.1

Weighted average number of common shares outstanding (after deduction of treasury stock) during the period (in thousands)
• basic	1,280,770	1,276,078
• diluted	1,285,477	1,279,471

Net income per common share in euros:
• basic	0.43	0.10
• diluted	0.43	0.10

Consolidated balance sheets and additional ratios in accordance with IFRS all amounts in millions of euros unless otherwise stated

	March 31,	December 31,	March 31,
	2004	2004	2005
Current assets:
Cash and cash equivalents	3,105	4,349	3,210
Receivables	4,868	4,528	4,548
Inventories	3,543	3,230	3,609
Other current assets	492	883	731

Total current assets	12,008	12,990	12,098

Non-current assets:
Investments in unconsolidated companies	5,250	5,441	5,764
Other non-current financial assets	1,322	876	867
Non-current receivables	227	227	159
Other non-current assets	2,114	2,122	2,210
Property, plant and equipment	5,450	5,028	5,023
Intangible assets excluding goodwill	2,401	2,324	2,399
Goodwill	2,189	1,463	1,537

Total assets	30,961	30,471	30,057

Current liabilities:
Accounts and notes payable	3,206	3,499	3,087
Accrued liabilities	3,325	3,231	3,115
Short-term provisions	1,059	976	860
Other current liabilities	744	627	619
Dividend payable	460	0	504
Short-term debt	2,009	962	890

Total current liabilities	10,803	9,295	9,075

Non-current liabilities:
Long-term debt	4,167	3,583	3,638
Long-term provisions	2,328	2,237	2,389
Other non-current liabilities	926	832	796

Total liabilities	18,224	15,947	15,898

Minority interests	314	285	308
Stockholders’ equity	12,423	14,239	13,851

Total liabilities and equity	30,961	30,471	30,057

Number of common shares outstanding (after deduction of treasury stock) at the end of period (in thousands)	1,279,125	1,281,527	1,261,725

Ratios

Stockholders’ equity per common share in euros	9.71	11.11	10.98

Inventories as a % of sales	12.1	10.7	11.9

Net debt : group equity ratio	19:81	1:99	9:91

Employees at end of period	165,312	161,586	160,857

Reconciliation from US GAAP to IFRS

all amounts in millions of euros unless otherwise stated

Reconciliation of net income from US GAAP to IFRS

	January to March
	2004	2005
Net income as per the consolidated statements of income on a US GAAP basis	550	117

Adjustments to IFRS:
Capitalized product development expenses	139	163
Amortization product development assets	(89)	(86)
Pensions and other postretirement benefits	(37)	(56)
Unconsolidated companies	(6)	—
Other differences in income	(8)	(11)
Deferred income tax effects	(2)	(3)

Net income in accordance with IFRS	547	124

Reconciliation of stockholders’ equity from US GAAP to IFRS

	March 31,
	2004	2005
Stockholders’ equity as per the consolidated balance sheets on a US GAAP basis	13,286	14,506

Adjustments to IFRS:
Product development expenses	1,286	1,524
Pensions and other postretirement benefits	(1,797)	(1,782)
Goodwill amortization	(402)	(373)
Unconsolidated companies	(256)	(247)
Recognized results on sale and leaseback transactions	104	94
Deferred income tax effects	202	129

Stockholders’ equity in accordance with IFRS	12,423	13,851

Reconciliation of non-US GAAP performance measures

all amounts in millions of euros unless otherwise stated

Certain non-US GAAP financial measures are presented when discussing the Philips Group’s performance. In the following tables, a reconciliation to the most directly comparable US GAAP performance measure is made.

Sales growth composition (in %)

	January to March
	Comparable	Currency	Consolidation	Nominal
	growth	effects	changes	growth
2005 versus 2004

Medical Systems	4.8	(2.9)	0.2	2.1
DAP	9.2	(0.5)		8.7
Consumer Electronics	6.5	(0.9)	1.5	7.1
Lighting	6.1	(1.4)		4.7
Semiconductors	(2.4)	(2.8)	2.6	(2.6)
Other Activities	(14.6)	(1.6)	(9.9)	(26.1)

Philips Group	2.4	(1.7)	(0.6)	0.1

Composition of net debt and group equity

	March 31, 2004	March 31, 2005
Long-term debt	4,131	3,608
Short-term debt	2,008	889

Total debt	6,139	4,497
Cash and cash equivalents	(3,105)	(3,210)

Net debt (total debt less cash and cash equivalents)	3,034	1,287

Minority interests	314	305
Stockholders’ equity	13,286	14,506

Group equity	13,600	14,811

Net debt and group equity	16,634	16,098

Net debt divided by net debt and group equity (in %)	18	8
Group equity divided by net debt and group equity (in %)	82	92

Reconciliation of non-US GAAP performance measures (continued)

Net operating capital to total assets

	Philips	Medical		Consumer			Other
	Group	Systems	DAP	Electronics	Lighting	Semiconductors	Activities	Unallocated
March 31, 2005
Net operating capital (NOC)	8,074	3,058	460	108	1,617	2,649	448	(266)
Eliminate liabilities comprised in NOC:
- payables/liabilities	7,596	1,541	305	1,886	724	738	1,122	1,280
- intercompany accounts	—	33	13	74	40		(134)	(26)
- provisions1)	2,714	245	57	305	139	228	639	1,101
Include assets not comprised in NOC:
- investments in unconsolidated comp.	6,011	55		20	56	307	5,521	52
- other non-current financial assets	867							867
- deferred tax assets	1,870							1,870
- liquid assets	3,210							3,210

Total assets	30,342	4,932	835	2,393	2,576	3,922	7,596	8,088

1)	provisions on balance sheet EUR 2,934 million excluding deferred tax liabilities EUR 220 million

March 31, 2004
Net operating capital (NOC)	8,558	3,803	522	71	1,614	3,004	308	(764)
Eliminate liabilities comprised in NOC:
- payables/liabilities	8,091	1,527	295	1,920	721	782	1,433	1,413
- intercompany accounts	—	22	5	53	15	16	(84)	(27)
- provisions2)	2,852	254	54	318	128	237	711	1,150
Include assets not comprised in NOC:
- investments in unconsolidated comp.	5,506	45		21	27	275	5,078	60
- other non-current financial assets	1,322							1,322
- deferred tax assets	1,850							1,850
- liquid assets	3,105							3,105

Total assets	31,284	5,651	876	2,383	2,505	4,314	7,446	8,109

2)	provisions on balance sheet EUR 2,994 million excluding deferred tax liabilities EUR 142 million

Composition cash flow before financing activities

	January to March
	2004	2005
Cash flow from operating activities	404	(351)
Cash flow from investing activities	(263)	(290)

Cash flow before financing activities	141	(641)

Philips quarterly statistics

all amounts in millions of euros unless otherwise stated; percentage increases always in relation to the corresponding period of previous year

	2004				2005
	1st quarter	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter	3rd quarter	4th quarter
Sales	6,631	7,280	7,229	9,179	6,635
% increase	2	11	3	2	0

Income from operations	218	356	1,019	14	193
as a % of sales	3.3	4.9	14.1	0.2	2.9

Net income	550	616	1,172	498	117
per common share in euros	0.43	0.48	0.92	0.39	0.09

	January-	January-	January-	January-	January-	January-	January-	January-
	March	June	September	December	March	June	September	December
Sales	6,631	13,911	21,140	30,319	6,635
% increase	2	7	6	4	0

Income from operations	218	574	1,593	1,607	193
as a % of sales	3.3	4.1	7.5	5.3	2.9

Net income	550	1,166	2,338	2,836	117
as a % of stockholders’ equity (ROE)	18.5	19.0	24.5	20.3	3.7
per common share in euros	0.43	0.91	1.83	2.22	0.09

	period ending 2004				period ending 2005
Inventories as a % of sales	12.1	12.5	13.4	10.7	11.9

Net debt : group equity ratio	18:82	21:79	17:83	1:99	8:92

Total employees (in thousands)	165	166	167	162	161

Information also available on Internet, address: www.investor.philips.com
Printed in the Netherlands

UNOFFICIAL TRANSLATION
ARTICLES OF ASSOCIATION
KONINKLIJKE PHILIPS ELECTRONICS N.V.
PER 1 APRIL 2005

ARTICLES OF ASSOCIATION:

Name and seat.

Article 1.

1.	The name of the Company is: Koninklijke Philips Electronics N.V.

2.	The Company is authorized to act as: “Royal Philips Electronics”.

3.	Its registered office is situated in Eindhoven.

Objects.

Article 2.

The objects of the Company are to establish, participate in, administer and finance legal entities, companies and other legal forms for the purpose of the manufacture and trading of electrical, electronic, mechanical or chemical products, the development and exploitation of technical and other expertise, including software, or for the purpose of other activities, and to do everything pertaining thereto or connected therewith, including the provision of security in particular for commitments of business undertakings which belong to its group, all this in the widest sense, as may also be conducive to the proper continuity of the collectivity of business undertakings, in the Netherlands and abroad, which are carried on by the Company and the companies in which it directly or indirectly participates.

Share capital and shares.

Article 3.

1.	The share capital of the Company is one billion and three hundred million euros (EUR 1,300,000,000), divided into three billion two hundred and fifty million common shares of twenty euro cents (EUR 0.20) each, in these articles of association henceforth referred to as “common shares”, and three billion two hundred and fifty million preference shares of twenty euro cents (EUR 0.20) each, in these articles of association henceforth referred to as “preference shares”.

2.	Unless otherwise stated, the term “shares” in these articles of association shall refer both to common and to preference shares.

Issue of shares.

Article 4.

1.	The Board of Management shall have the power to issue common shares if and insofar as the Board of Management has been designated by the General Meeting of Shareholders as the authorized body for this purpose. Such a designation shall only take place for a specific period of no more than five years and may not be extended by more than five years on each occasion. The Board of Management requires the approval of the Supervisory Board for such an issue.

2.	If a designation as referred to in clause 1 is not in force, the General Meeting of Shareholders shall have the power, upon the proposal of the Board of Management — which proposal must be approved by the Supervisory Board — to resolve to issue common shares.

3.	In the event of a common share issue in return for a cash consideration, holders of common shares shall have a pre-emption right in proportion to the number of common shares which they own. The Board of Management shall have the power to restrict or exclude the pre-emption right accruing to these shareholders, if and insofar as the Board of Management has also been designated by the General Meeting of Shareholders for this purpose as the authorized body for the period of such designation. The provisions in the second and third sentences of clause 1 shall apply accordingly.

4.	If a designation as referred to in clause 3 is not in force, the General Meeting of Shareholders shall have the power, upon the proposal of the Board of Management — which proposal must be approved by the Supervisory Board — to restrict or exclude the pre-emption right accruing to shareholders.

5.	A resolution of the General Meeting of Shareholders in accordance with clauses 3 and 4 of this article requires a majority of at least two-thirds of the votes cast if less than half of the issued share capital is represented at the meeting.

6.	Clauses 1 and 2 of this article apply mutatis mutandis to an issue of preference shares.

An option to take preference shares was granted on the nineteenth day of June nineteen hundred eighty-nine to the Stichting Preferente Aandelen Philips under the power vested in the Board of Management at that time in the articles of association.

7.	In order for resolutions of the General Meeting of Shareholders to issue shares or to designate the Board of Management, as referred to in clauses 1, 2 and 6, to be valid, a prior or simultaneous resolution granting approval is required from each group of holders of shares of the same type whose rights are affected by the issue.

8.	The preceding clauses of this article shall apply accordingly mutatis mutandis to the granting of rights to take shares, but shall not apply to the issue of shares to someone who exercises a previously acquired right to take shares. The Board of Management shall have the power to issue such shares.

9.	The issue price shall not be fixed below par, subject to deviations which the law permits in this respect.

The common shares shall be fully paid up when they are taken. At least a quarter of the nominal amount shall be paid on preference shares when they are taken. Further payment on the preference shares shall be made within one month after the Board of Management, subject to the approval of the Supervisory Board, has made a corresponding request in writing to the shareholders concerned.

Acquisition, disposal of shares in the Company’s own capital and reduction of share capital.

Article 5.

1.	Any acquisition by the Company of shares in its capital which are not fully paid up shall be null and void.

2

2.	The Company may acquire, for valuable consideration, common shares in its own share capital if and insofar as:

a.	its shareholders’ equity less the purchase price of the common shares is not less than is laid down in the relevant statutory provisions;

b.	the nominal amount of the shares in its capital which the Company acquires, holds or holds as pledgee, or which are held by a subsidiary, is not more than one-tenth of the issued share capital; and

c.	the General Meeting of Shareholders has authorized the Board of Management to acquire such shares, which authorization may be given for no more than eighteen months on each occasion.

Shares thus acquired may again be disposed of. The Board of Management shall not acquire shares in the Company’s own share capital as referred to above — if an authorization as referred to above is in force — or dispose of such shares without the approval of the Supervisory Board.

3.	The Board of Management shall have the power, without the authorization referred to in clause 2 but with the approval of the Supervisory Board, to acquire on behalf of the Company shares in its own share capital as referred to above in order to transfer the shares to employees of the Company or of a group company, in pursuance of a rule applying to them.

4.	No voting right attaches to own shares as referred to above. These shares shall not rank for the purpose of determining any majority or for deciding whether a specific proportion of the issued share capital is represented at a general meeting of shareholders.

5.	Upon the proposal of the Board of Management — which proposal must have the approval of the Supervisory Board — the General Meeting of Shareholders shall have the power to resolve, having regard to the provisions of Section 99 of Book 2 of the Netherlands Civil Code, to reduce the issued share capital:

—	by a cancellation of common shares acquired by the Company in its own share capital;

—	by a reduction of the nominal amount of the shares by amendment of the articles of association, with partial repayment on those shares;

—	by a cancellation of preference shares, with repayment on the said preference shares; or

—	by a release from the obligation to make further payment on the preference shares upon implementation of a resolution to reduce the nominal amount of such shares.

It shall be indicated in this resolution whether and, if so, to what extent this relates to common shares, to all or only to certain preference shares or — insofar as this is permitted — to all shares, and rules shall be drawn up for the implementation of the resolution. A partial repayment or release from the obligation to make further payment must be made proportionally to all shares concerned.

Shares, share certificates and share register.

Article 6.

1.	Preference shares shall be registered. Common shares shall, at the option of the shareholder, be either in bearer or registered form, as specified in the following clauses.

3

2.	Where a share belongs to more than one person in any form of joint ownership, or where limited rights in rem attach to any share, the Company is entitled to require those concerned to designate in writing one person to exercise the rights attached to the share.

3.	The expression “shareholder”, as used in these articles, shall, if the ownership of a share is vested in more than one person, mean the joint holders of such share, without prejudice, however, to the provisions of clause 2 of this article. The expression “person”, as used in these articles, shall include a body corporate.

4.	Share certificates for bearer shares consist of a main part with a dividend sheet not consisting of separate dividend coupons. Such dividend sheets shall be issued solely to “depositaries” who have been admitted to the Centre for Securities Administration in Amsterdam and who are bound by the regulations that apply to such depositaries.

Share certificates for bearer shares shall be available for such numbers, which may be subject to change, as the Board of Management may determine.

5.	Registered shares shall be available:

—	in the form of an entry in the share register without issue of a share certificate; shares of this type are referred to in these articles as Type I shares;

—	and — should the Board of Management so decide — in the form of an entry in the share register with issue of a certificate, which certificate shall consist of a main part without dividend sheet; shares of this type and share certificates of this type for common shares are referred to in these articles as Type II shares and share certificates, these being available for such numbers, which may be subject to change, as the Board of Management may determine.

6.	The form in which share certificates are issued shall be determined by the Board of Management.

7.	The forms of share specified in clauses 4 and 5 may, on conditions to be determined by the Company, be converted into other forms referred to in the respective clauses.

Article 7.

1.	In respect of registered shares a register shall be kept by or on behalf of the Company, which register shall be regularly updated and, in the form the Board of Management will decide, may, in whole or in part, be maintained in more than one copy and at more than one place. At least one copy will be maintained at the office of the Company.

2.	Each shareholder’s name and address, the number and type of shares registered in his name, the date on which registered shares were acquired, the date of acknowledgement and/or service upon the Company of the instrument of transfer, the amounts paid thereon and such further data as the Board of Management shall deem desirable, whether at the request of a shareholder or not, shall be entered in the register. The names and addresses of persons who have a right of usufruct or pledge in respect of those shares, the date on which they acquired such a right, the date of acknowledgement or service upon the Company of the instrument of transfer, as well as the other data required by law, shall also be entered in the register.

3.	Upon request, a shareholder shall be given free of charge an extract from the register in respect of the shares registered in his name.

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4.	The Board of Management may resolve that the register be kept fully or partially in electronic form.

Duplicates of share certificates.

Article 8.

1.	Upon a written request from a person entitled to such certificates, missing or damaged common share certificates, or parts thereof, may be replaced by new certificates, or by duplicates bearing the same numbers and/or letters, provided that the applicant proves his title and, in so far as applicable, his loss to the satisfaction of the Board of Management, and further subject to such conditions as the Board of Management may deem necessary.

2.	In appropriate cases, at its own discretion, the Board of Management may stipulate that the identifying numbers and/or letters of missing documents be published three times, at intervals of at least one month, in at least three newspapers to be indicated by the Board of Management, announcing the application made; in such a case new certificates or duplicates may not be issued until six months have expired since the last publication, always provided that the original documents have not been produced and shown to the Board of Management before that time.

3.	The issue of new certificates or duplicates shall render the original document invalid.

4.	The issue of new certificates or duplicates for shares may in appropriate cases, at the discretion of the Board of Management, be published in newspapers to be indicated by the Board of Management.

Transfer of shares.

Article 9.

The transfer of a registered share, including:

—	the allotment of registered shares in the event of a judicial division of any form of community of property or interests;

—	the transfer of a registered share as a consequence of a judgement execution;

—	the creation of limited rights in rem on a registered share,

shall require an appropriate instrument of transfer that has to meet the conditions stipulated by the Company and for which a model will be available for shareholders at no costs, as well as an acknowledgement. These acknowledgement may be made:

—	in the instrument of transfer; or

—	by a certificate with an officially recorded, or otherwise fixed, date containing the acknowledgement on the instrument of transfer or of a copy or extract thereof authenticated by a civil law notary or by the transferor.

If a Type II share certificate has been issued, the share certificate is also required to be handed over to the Company for the purpose of the share transfer. In this case the acknowledgement may be made by making an annotation on the share certificate or by replacing the certificate with a new one in the name of the transferee.

In the case of preference shares which have not been paid up in full, the acknowledgement may be made only if there is an instrument of transfer with an officially recorded, or otherwise fixed, date. When preference shares which have not been paid up in full are transferred, the date of transfer shall be entered in the register.

Board of Management; task and appointment.

Article 10.

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1.	The Company shall be managed by a Board of Management, consisting of at least three members, under the supervision of a Supervisory Board. The Chairman of the Board of Management shall be President of the Company and shall have the title “Chief Executive Officer”. The other members shall be Executive Vice-Presidents of the Company. The Supervisory Board may appoint a Chief Financial Officer from among the other members and may also grant other titles to members of the Board of Management. With due observance of the minimum of three, the number of members shall be decided by the Supervisory Board.

2.	Members of the Board of Management, as well as the Chairman of the Board of Management and President of the Company, shall be appointed by the General Meeting of Shareholders from a binding list of one person or as many more persons as the law requires for each vacancy to be filled, drawn up by the Supervisory Board after consultation with the Chairman of the Board of Management. Votes in respect of persons who have not been so nominated shall be invalid.

3.	The list of nominees shall be deposited for inspection by shareholders at the office of the Company, as from the date the notice convening the general meeting of shareholders at which the appointments are to be made is served until the close of that meeting and shall be published on the Company’s website. If a binding list of nominees has not been drawn up or has not been drawn up in time, this will be stated in the notification, then the General Meeting of Shareholders shall be free to appoint.

4.	The list of nominees referred to in clause 2 of this article may be deprived of its binding character by a resolution adopted at a General Meeting of Shareholders by a simple majority of the votes cast, representing at least one third of the issued share capital. In that event a new binding list shall be submitted to a subsequent general meeting of shareholders, with due observance of the provisions of the preceding clauses of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, the General Meeting of Shareholders shall be free to appoint.

If a simple majority of the votes cast is in favor of the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital that this majority represents. In the event that at such meeting the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character is adopted, the provisions in the second and third sentences of this clause shall apply accordingly.

5.	A member of the Board of Management is appointed for a maximum period of four years, it being understood that this maximum period of appointment expires no later than at the end of the following general meeting of shareholders to be held in the fourth year after the year of appointment, or, if applicable, on a later pension or other contractual termination date in that year, unless the General Meeting of Shareholders resolves otherwise.

6.	Reappointment is possible on each occasion for a maximum period of four years as referred to in the preceding clause, subject to the provisions of the preceding clauses of this article.

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7.	Should the number of members of the Board of Management fall below three, the powers of the Board of Management shall remain intact. In such a case a general meeting of shareholders shall be held at the earliest opportunity to fill the vacancies on the Board of Management.

8.	Without prejudice to the provisions of clause 2 of this article, a proposal to make appointments to the Board of Management may only be placed on the agenda of the general meeting of share-holders by the Board of Management and only in consultation with the Supervisory Board.

Board of Management; suspension and removal.

Article 11.

1.	Members of the Board of Management may be suspended or removed by the General Meeting of Shareholders. A resolution to suspend or remove a member of the Board of Management, other than a resolution proposed by the Board of Management or the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital.

2.	The members of the Board of Management may be suspended from office by the Supervisory Board either collectively or individually. Within three months of such suspension a general meeting of shareholders shall be held to decide whether the suspension shall be cancelled or upheld. The person so suspended shall be entitled to be heard at the meeting.

Representation.

Article 12.

1.	Two members of the Board of Management may jointly represent the Company at law and otherwise.

2.	The Board of Management may authorize each of its members separately to represent the Company within the limits defined in the authorization.

3.	The Board of Management shall have the power to enter into legal acts as specified in Section 94 (1) of Book 2 of the Civil Code.

4.	The Board of Management may grant powers of attorney to persons, whether or not in the service of the Company, to represent the Company and may thereby determine the scope of such powers of attorney and the titles of such persons.

Conflicts of interests.

Article 13.

1.	In the event of a legal act or a lawsuit between the Company and:

a.	a member of the Board of Management him/herself; or

b.	the spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree of a member of the Board of Management; or

c.	another legal entity, though not a group company or participating interest of the Company, in which a member of the Board of Management is a member of the management or a member of the supervisory board; or

d.	another legal entity, though not a group company or participating interest of the Company, of which a member of the management has a relationship under family law, as referred to above under b, with a member of the Board of Management; or

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e.	another company with a capital divided in shares in which a member of the Board of Management has an interest that exceeds five percent (5%) of the issued capital; or

f.	a partnership in which a member of the Board of Management is a partner;

and insofar as the legal act is of material significance to the Company and/or to the respective member of the Board of Management, the respective member of the Board of Management shall not take part in the decision-making in respect of the legal act or the lawsuit. Resolutions concerning such legal acts or lawsuits require the approval of the Supervisory Board.

2.	In the cases referred to in clause 1, the Company shall be represented, without prejudice to the provisions of the last sentence of Section 146 of Book 2 of the Civil Code, by the member of the Board of Management or the member of the Supervisory Board that the Supervisory Board designates for that purpose. In other cases of a conflict of interests with the Company the powers of a member of the Board of Management shall not be withdrawn.

3.	Legal acts as referred to in clause 1 shall be mentioned in the Company’s annual report for the financial year in question.

4.	Without prejudice to what is stated in these articles of association, the provisions of this article may be worked out in further detail in the Rules of Procedure of the Board of Management.

Board of Management; rules of procedure.

Article 14.

Subject to the approval of the Supervisory Board, the Board of Management shall draw up Rules of Procedure, regulating, inter alia, the mode of convening its meetings and the internal procedure at such meetings.

Approval of resolutions of the Board of Management.

Article 15.

1.	Without prejudice to the provisions made elsewhere in these articles of association, resolutions of the Board of Management concerning the following matters shall be subject to the approval of the Supervisory Board:

a.	issue of shares in the Company, restricting or excluding the pre-emption right in the event of an issue of shares, acquisition of shares in the capital of the Company and the disposal of shares thus acquired; issue of debentures chargeable to the Company;

b.	cooperation in the issue of certificates of shares in the Company;

c.	application for quotation or for withdrawal of the quotation of the securities referred to under a. and b. in the price list of any stock exchange;

d.	any investment involving expenditure equal to at least one quarter of the issued share capital plus the reserves of the Company, as shown by its balance sheet and explanatory notes;

e.	a proposal to amend the articles of association;

f.	a proposal to dissolve the Company or for a legal merger or split-off of the Company;

g.	a petition for bankruptcy or for a moratorium of payments;

h.	a proposal to reduce the issued share capital;

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i.	a significant change in the identity or nature of the Company or the enterprise, including in any event:

(i)	transferring the business of Company, or almost the entire business of the Company, to a third party;

(ii)	entering into or discontinuing long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company;

(iii)	acquiring or disposing of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last adopted annual accounts of the Company, by the Company or one of its subsidiaries.

2.	At least once per year the Board of Management shall submit to the Supervisory Board for approval the strategy designed to achieve the Company’s operational and financial objectives and, if necessary, the parameters to be applied in relation to that strategy.

3.	The Supervisory Board may grant the approvals required in accordance with this article either for a specific legal act, or for a group of such legal acts.

4.	The Supervisory Board may also, after consultation with the Chairman of the Board of Management and in a resolution to this effect, make other resolutions of the Board of Management, which are to be clearly defined, subject to its approval. The Supervisory Board shall immediately notify the Board of Management of such a resolution.

Board of Management; absence or inability to act.

Article 16.

Without prejudice to the statutory provisions, absence or inability to act of members of the Board of Management is regulated in the Regulations of the Board of Management.

Board of Management; remuneration and indemnification.

Article 17.

1.	The policy on the remuneration of the Board of Management is adopted by the General Meeting of Shareholders upon the proposal of the Supervisory Board.

2.	With regard to remuneration schemes — in force for one or several years — in the form of shares or rights to take shares, the Supervisory Board shall submit a proposal to the General Meeting of Shareholders for approval.

3.	The remuneration and the other terms and conditions of employment of the members of the Board of Management are determined by the Supervisory Board, with due observance of the policy referred to in clause 1.

4.	Unless the law provides otherwise, the current and former members of the Board of Management are reimbursed for:

a.	the reasonable costs of defending claims for damages or defence costs in other legal proceedings;

b.	any damages which they are ordered to pay;

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c.	the reasonable costs of appearing in other legal proceedings in which they are involved in their (current or former) function as hereinafter referred to, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf, in respect of an act or failure to act in the exercise of the function of the respective member of the Board of Management or of another function which he or she performs or has performed at the request of the Company — in the latter case reimbursement shall only be for an amount that is not reimbursed in respect of that other function.

There will be no entitlement to the reimbursement referred to above, and any reimbursement already paid must be paid back, if and insofar as:

a.	it has been established in final judgement by a Dutch court or, in the case of arbitration, by an arbitrator that the act or failure to act can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), unless the law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to the standards of reasonableness and fairness (“redelijkheid en billijkheid”);

b.	the costs or damages are directly connected with or arise from a legal proceeding between a current or former member of the Board of Management and the Company itself or its group companies, except legal proceedings which have been instituted by one or more shareholders on behalf of the Company, in conformity with Dutch law or otherwise;

c.	the costs and/or damages are reimbursed by insurers under an insurance policy.

5.	The Company may take out liability insurance on behalf of the persons concerned.

6.	The Supervisory Board may by agreement give further implementation to what is stated above.

Supervisory Board; task.

Article 18.

1.	The Supervisory Board shall be responsible for supervising the policy pursued by the Board of Management and the general course of affairs in the group of companies, of which the Company forms part. The Supervisory Board shall assist the Board of Management with advice relating to the general policy aspects connected with the activities of the Company and of the group of companies associated with it.

2.	The Board of Management shall provide the Supervisory Board with such information as the Supervisory Board needs for the performance of its duties and shall regularly report on the course of business of the group of companies associated with it. At least once per year the Board of Management shall inform the Supervisory Board in writing of the main lines of the Company’s strategic policy, the general and financial risks and the system of management and control.

Supervisory Board; appointment.

Article 19.

1.	The members of the Supervisory Board shall be appointed and may be removed by the General Meeting of Shareholders.

The Supervisory Board shall consist of at least five members.

2.	Members of the Supervisory Board shall be appointed by the General Meeting of Shareholders from a binding list of one person or as many as the law requires for each

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vacancy to be filled, drawn up by the Supervisory Board. Votes in respect of persons who have not been so nominated shall be invalid. A list of nominees shall be deposited for inspection by shareholders at the office of the Company, as from the date the notice convening the General Meeting of Shareholders at which the appointments are to be made is served until the close of that meeting and shall be published on the Company’s website. If a binding list of nominees has not been drawn up or has not been drawn up in time, this will be stated in the notification, then the General Meeting of Shareholders shall be free to appoint.

Without prejudice to the provisions of the first sentence and in compliance with Section 142 (3) of Book 2 of the Civil Code, a proposal to appoint a member of the Supervisory Board may only be placed on the agenda of the general meeting of shareholders by the Supervisory Board, though only in consultation with the Board of Management. Persons as referred to in Section 160 of Book 2 of the Civil Code shall not be appointed.

3.	The list of nominees referred to in clause 2 of this article may be deprived of its binding character by a resolution adopted at a general meeting of shareholders by a simple majority of the votes cast, representing at least one third of the issued share capital. In that event, a new binding list shall be submitted to a subsequent general meeting of shareholders with due observance of the provisions of the preceding clauses of this article. Should such a second list also be deprived of its binding character in the manner provided for in the first sentence, then the General Meeting of Shareholders shall be free to appoint. If a simple majority of the votes cast is in favor of the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character, but such majority does not represent at least one third of the issued share capital, a new meeting may be convened at which the resolution may be passed by a simple majority of the votes cast, regardless of the portion of the issued share capital that represented by such majority. In the event that at such meeting the resolution to deprive the list of nominees referred to in clause 2 of this article of its binding character is adopted, the provisions in the second and third sentences of this clause shall apply accordingly.

4.	A member of the Supervisory Board shall retire at the end of the next general meeting of shareholders held after a period of four years following his appointment.

After having held office for the first period of four years, members of the Supervisory Board are eligible for re-election only twice for a full period of four years, as referred to above. In specific cases the Supervisory Board may resolve to deviate from this provision.

The Supervisory Board may establish a rotation schedule.

5.	A resolution to suspend or remove a member of the Supervisory Board, other than a resolution proposed by the Supervisory Board, may only be adopted by a simple majority of the votes cast, representing at least one third of the issued share capital.

Article 20.

1.	The members of the Supervisory Board shall appoint from their number a Chairman, a Vice-Chairman and a Secretary.

2.	The Supervisory Board may appoint one of its members to be a Delegate Member and in so doing determine the period of such appointment. Without prejudice to the duties and responsibilities of the Supervisory Board and of its members, the Delegate Member shall, on behalf of the Supervisory Board, maintain more frequent contact with the Board of

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Management with regard to the general course of affairs within the scope of article 18 of these articles of association. In so doing, the Delegate Member of the Supervisory Board shall assist the Board of Management with advice.

3.	Without prejudice to the duty and responsibility of the Supervisory Board as such, the latter body may resolve to have certain tasks performed or prepared and certain powers exercised or prepared by a commission from their number. Such a resolution shall specify the chairman and the secretary thereof and in what manner and how frequently such commission shall render account to the Supervisory Board as such.

Supervisory Board; meetings and adoption of resolutions.

Article 21.

1.	The Supervisory Board may adopt resolutions by absolute majority of the votes cast at a meeting attended by at least one-third of its members. The Supervisory Board may adopt resolutions in writing outside a meeting provided that the proposals for such resolutions have been sent in writing to all members and no member is opposed to this method of adopting a resolution, and provided that in such a case more than half of the members declare themselves in favour of the proposals.

2.	Minutes shall be kept of the proceedings of the Supervisory Board, which in any case shall include the resolutions adopted by the meeting. In the event that the resolutions are adopted outside a meeting, as referred to in the second sentence of the preceding clause, the resolutions so adopted shall be recorded in writing by the Secretary. Such record shall be signed by the Chairman and the Secretary.

3.	A certificate signed by two members to the effect that the Supervisory Board has adopted a particular resolution shall constitute evidence of such a resolution in dealings with third parties.

4.	The members of the Board of Management shall, if so invited by the Supervisory Board, attend the meetings of the Supervisory Board.

Supervisory Board; rules of procedure.

Article 22.

The Supervisory Board shall draw up Rules of Procedure regulating the mode of convening its meetings and the internal procedure at such meetings, including regulations for its committees.

Supervisory Board; remuneration and indemnification.

Article 23.

1.	Upon a proposal made by the Supervisory Board, the General Meeting of Shareholders shall determine the remuneration of the members of the Supervisory Board, which shall consist of a fixed yearly amount. The same applies to members of committees established by the Supervisory Board and to the Chairman. Members of the Supervisory Board shall not be granted shares and/or rights to shares by way of remuneration.

2.	Unless the law provides otherwise, the current and former members of the Supervisory Board are reimbursed for:

a.	the reasonable costs of defending claims for damages or defence costs in other legal proceedings;

b.	any damages which they are ordered to pay;

c.	the reasonable costs of appearing in other legal proceedings in which they are involved in the capacity of their (current or former) function as hereinafter referred

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to, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf,

in respect of an act or failure to act in the exercise of the function of the respective member of the Supervisory Board or of another function which he or she performs or has performed at the request of the Company — in the latter case reimbursement shall only be for an amount that is not reimbursed in respect of that other function.

There will be no entitlement to the reimbursement referred to above, and any reimbursement already paid must be paid back, if and insofar as:

a.	it has been established in final judgement by a Dutch court or, in the case of arbitration, by an arbitrator that the act or failure to act can be characterized as intentional (“opzettelijk”), intentionally reckless (“bewust roekeloos”) or seriously culpable (“ernstig verwijtbaar”), unless the law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to the standards of reasonableness and fairness (“redelijkheid en billijkheid”);

b.	the costs or damages are directly connected with or arise from a legal proceeding between a current or former member of the Supervisory Board and the Company itself or its group companies, except legal proceedings which have been instituted by one or more shareholders on behalf of the Company, in conformity with Dutch law or otherwise;

c.	the costs and/or damages are reimbursed by insurers under an insurance policy.

3.	The Company may take out liability insurance on behalf of the persons concerned.

4.	The Supervisory Board may by agreement give further implementation to what is stated above.

General meetings of shareholders; general.

Article 24.

1.	The ordinary general meeting of shareholders shall be held each year not later than the thirtieth day of June and, at the Board of Management’s option, at Eindhoven, at Amsterdam, at The Hague or at Rotterdam; the notice convening the meeting shall inform the shareholders accordingly.

Extraordinary general meetings of shareholders shall be held as often as deemed necessary by the Supervisory Board or the Board of Management, and must be held if one or more shareholders jointly representing at least one-tenth of the issued share capital make a written request to that effect to the Supervisory Board and the Board of Management, specifying in detail the business to be dealt with.

If the Supervisory Board and the Board of Management fail to comply with a request as referred to in the preceding clause in such a manner that the General Meeting of Shareholders can be held within six weeks after the request, the persons making the request may be authorized by the (temporary) relief judge (“voorzieningenrechter”) of the District Court at ‘s-Hertogenbosch to convene the meeting themselves.

2.	The general meeting of shareholders will in any case deal with and deliberate on the following:

a.	the Company’s annual report, which includes at least:

—	the Board of Management’s report;

—	the annual accounts with explanation and appendices;

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—	the Supervisory Board’s report;

this being without prejudice to the possibility of a deferment granted to the Board of Management, as provided in Section 101 of Book 2 of the Civil Code;

b.	proposals placed on the agenda by the Supervisory Board and the Board of Management or shareholders in accordance with the provisions of these articles of association;

c.	the filling of vacancies on the Board of Management and/or the Supervisory Board in accordance with the provisions of these articles.

3.	Resolutions of the Board of Management concerning a significant change in the identity or nature of the Company or the enterprise shall be subject to the approval of the General Meeting of Shareholders, including in any event:

a.	transferring the business of the Company, or almost the entire business of the Company, to a third party;

b.	entering into or discontinuing long-term cooperation by the Company or a subsidiary with another legal entity or company or as a fully liable partner in a limited partnership or ordinary partnership, if this cooperation or its discontinuation is of material significance to the Company;

c.	acquiring or disposing of a participating interest in the capital of a company to the value of at least one-third of the amount of the assets according to the balance sheet and notes thereto or, if the Company prepares a consolidated balance sheet, according to the consolidated balance sheet and notes thereto as published in the last annual accounts of the Company, by the Company or one of its subsidiaries.

General meeting of shareholders; convening of meeting and agenda.

Article 25.

1.	The notice convening a general meeting of shareholders shall be published in the form of an advertisement which in the Netherlands shall be inserted in at least one national daily newspaper and, at the Board of Management’s option, in one or more foreign newspapers. In addition, holders of registered shares shall be notified by letter or, insofar as permitted by law, by the use of electronic means of communication that the meeting is being convened.

2.	The notice convening the meeting shall be issued by the Board of Management. In the case envisaged in the third paragraph of clause 1 of the preceding article, the notice shall be issued by the shareholders therein specified, subject to the relevant provisions of Section 111 of Book 2 of the Civil Code.

3.	The notice convening the meeting shall be issued no later than on the fifteenth day prior to the meeting.

4.	Without prejudice to what is provided in this respect elsewhere in these articles, the agenda shall contain such business as may be placed thereon by the Board of Management or the Supervisory Board. Furthermore the agenda shall contain such business as one or more shareholders representing solely or jointly at least one-hundredth of the issued share capital or holding shares in the share capital of the Company which according to the Official List of Euronext Amsterdam N.V. represent a value of at least fifty million euros, have requested the Supervisory Board and the Board of Management in writing to place on the agenda, at least sixty days before the date of the meeting. The

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Supervisory Board and the Board of Management may resolve not to place such business proposed by shareholders on the agenda if they are of the opinion that such request would be detrimental to the serious interests of the Company. The meeting shall not adopt resolutions on matters other than those which have been placed on the agenda.

5.	Without prejudice to the provisions of Sections 99 and 123 of Book 2 of the Civil Code, the notice convening the meeting shall either mention the business on the agenda or state that the agenda is open to inspection by shareholders at the office of the Company and that copies thereof are available free of charge in such places as are mentioned in the notice. The agenda and the explanatory notes thereto prepared by the Board of Management and the Supervisory Board shall also be published on the Company’s website.

General meeting of shareholders; registration date.

Article 26.

1.	All shareholders are entitled, without prejudice to the provisions of article 6, clause 2, to attend the general meeting of shareholders, to address the meeting and, subject to the provisions of Section 118 (7) of Book 2 of the Civil Code, to vote. They may exercise the aforementioned rights at a meeting only for the common shares which on the day of the meeting are registered in their name, without prejudice to the provisions of clause 6 of this article.

2.	In order to exercise the rights mentioned in clause 1 of this article, a holder of bearer shares must submit to the Company at the meeting a receipt of deposit which has been issued by a deposit office mentioned in the notice. The depository issues such receipt of deposit after it has received confirmation from an institution affiliated with Necigef that the shareholder has a share in a collective deposit (“verzameldepot”) which such institution holds with Necigef and that the shareholder will hold the number of shares mentioned in the confirmation until the end of the meeting. The notice shall mention the last day on which the depository issues a receipt of deposit.

3.	In order to exercise the rights mentioned in clause 1 of this article, the holders of registered common shares shall notify the Company in writing of their intention to do so no later than on the day and at the place mentioned in the notice convening the meeting, and also — insofar as Type II common shares are concerned — stating the identifying number of the common share certificate.

4.	In order to exercise the rights mentioned in clause 1 of this article, the holders of preference shares shall notify the Company of their intention to do so no later than on the day prior to the meeting.

5.	The Company shall send a card of admission to the meeting to shareholders who have notified the Company of their intention in accordance with the provisions of the three preceding clauses.

6.	In deviation from the provisions of clause 1 of this article, the Board of Management may determine that with respect to common shares such persons shall be deemed to have the right to vote and the right to attend the general meeting of shareholders as at a time to be determined by the Board of Management are registered as shareholders in one or more registers designated by the Board of Management, regardless of who is entitled to the relevant shares at the time of the general meeting of shareholders. The notice convening the meeting must state the registration date and also indicate the manner in which

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registration may take place and the manner in which shareholders may exercise their rights. The Board of Management determines the manner in which shareholders may have themselves registered and the manner in which they may exercise their rights. This procedure may deviate from the provisions set out in clauses 2 and 3 of this article. The registration date shall be determined with due observance of applicable statutory provisions.

7.	Shareholders, usufructuaries and pledgees who are entitled to attend a general meeting may be represented by proxies with written authority. Without prejudice to the provisions of the preceding clauses of this article, the written authorization must be deposited not later than at the time and at the place indicated in this article.

Article 27.

With regard to the exercise of the rights referred to in the preceding article, the Company is entitled to regard as correct the statements regarding the registrations, depositing of share certificates and/or the granting of authorizations by shareholders, and regarding the quantities to which the registrations, deposits and/or authorizations relate, which are made to it in due time by the institutions designated for that purpose in the notice convening the meeting.

General meeting of shareholders; conduct and record of the meeting.

Article 28.

1.	General meetings of shareholders shall be presided over by the Chairman of the Supervisory Board or by any other person nominated by the Supervisory Board. The Chairman may restrict the time for which shareholders may speak, if he considers this to be desirable with a view to the orderly conduct of the meeting.

2.	The resolutions adopted at a general meeting of shareholders shall be recorded by a civil law notary. Such record shall be co-signed by the chairman of the meeting. The latter shall ensure that a summary account is made of the business transacted at the meeting.

Article 29.

1.	Unless otherwise stated in these articles, resolutions shall be adopted by a simple majority of votes. Blank and invalid votes shall not be counted. The chairman shall decide on the method of voting, including the possibility of voting by acclamation. In the event of voting by acclamation, the votes against will be recorded if a request to this effect is made.

2.	In the event of an equality of votes the relevant proposal shall be deemed to have been rejected.

General meeting of shareholders; votes.

Article 30.

Each common share and each preference share shall entitle to one (1) vote.

Meeting of holders of preference shares.

Article 31.

1.	Separate meetings of holders of preference shares shall be held as often as a resolution of the meeting of holders of preference shares is required by statutory provisions or these articles of association, and further as often as the Board of Management or the Supervisory Board deems this necessary, and must be held if one or more holders of preference shares representing at least one-tenth of the capital issued in the form of preference shares make a written request to that effect to the Board of Management, specifying in detail the business to be dealt with.

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2.	A meeting of holders of preference shares shall be convened no later than on the fifteenth day prior to the meeting by a letter addressed to the persons entitled to attend this meeting.

3.	Meetings of holders of preference shares shall be held at Eindhoven, at Amsterdam, at The Hague or at Rotterdam. The notice convening the meeting shall inform the holders of preference shares in respect thereof. Articles 26 to 30 inclusive shall apply accordingly to meetings of holders of preference shares.

4.	At a meeting of holders of preference shares at which the whole of the capital issued in the form of preference shares is represented, valid resolutions may be adopted, provided that the vote is unanimous, even if the provisions governing the place of the meeting, the manner in which it is convened, the period of notice and the specification in the notice of the business to be dealt with have not been observed.

Meeting of holders of common shares.

Article 32.

Separate meetings of holders of common shares shall be held as often as a resolution of the meeting of holders of common shares is required by statutory provisions or these articles of association. The provisions of article 24, clause 1 and articles 25 to 30 inclusive shall apply accordingly to such a meeting.

Report of the Board of Management and annual accounts.

Article 33.

1.	The Company’s financial year shall be identical with the calendar year.

2.	Without prejudice to the provisions of article 24, clause 2, the Board of Management shall, within four months after the close of each financial year, draw up annual accounts and an annual report in accordance with the rules which apply to the Company in this regard. The annual accounts shall consist of a balance sheet in respect of the financial year then ended and a profit and loss account for that financial year, with the explanatory notes thereto and additional information required by law. These documents, accompanied by an auditor’s report thereon, as referred to in Section 393 of Book 2 of the Civil Code, shall be submitted for approval to the Supervisory Board, which appends its own report to them. Following approval by the Supervisory Board, these documents shall be signed by the members of the Board of Management and the members of the Supervisory Board and published together with the abovementioned documents.

3.	With the approval of the Supervisory Board, the Board of Management shall have the power to determine what portion of the profit — the positive balance of the profit and loss account — shall be retained by way of reserve. Not available for retention in this way are amounts needed for (a) the formation of legally required reserves and/or (b) distributions as referred to in clauses 1 to 3 of article 34.

4.	The auditor as referred to in clause 2 of this article shall be appointed by the General Meeting of Shareholders upon the proposal of the Board of Management and the Supervisory Board for a maximum period of three years, after which the General Meeting of Shareholders may resolve to reappoint the auditor for a new period of three years. If the General Meeting of Shareholders does not make such an appointment or reappointment, then the Supervisory Board shall have the power to do so.

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5.	The annual accounts and the accompanying documents shall be submitted to the General Meeting of Shareholders for consideration. The annual accounts shall be adopted by the General Meeting of Shareholders. The annual report shall be made available to the shareholders in the manner permitted by law.

6.	The auditor as referred to in clause 2 of this article shall be invited to attend the ordinary general meeting of shareholders. Questions may be put to him at the meeting about his report.

Appropriation of profits.

Article 34.

1.	From the profit shown in the annual accounts adopted by the General Meeting of Shareholders, the percentage mentioned below of the amount required to be paid from time to time in the course of the financial year concerned on the preference shares shall, as far as possible and in compliance with the provisions of Section 105 (2) of Book 2 of the Civil Code, first be distributed on those shares. The dividend on the preference shares shall only be distributed for the number of days that such shares were actually outstanding in the financial year concerned.

2.	The percentage referred to in clause 1 shall be equal to the Average Main Refinancing Rates during the financial year for which the distribution is made, plus two per cent (2%). Average Main Refinancing Rate shall be understood to mean the average value on each individual day during the financial year for which the distribution is made of the Main Refinancing Rates prevailing on such day. Main Refinancing Rate shall be understood to mean the rate of the Main Refinancing Operation as determined and published from time to time by the European Central Bank.

3.	If the profit for a financial year is declared and one or more preference shares have been withdrawn or preference shares have been fully repaid in that financial year, those persons who according to the register referred to in article 7 were holders of preference shares at the time of the said withdrawal or repayment shall have an inalienable right to a distribution of profit as described below. The profit which, if possible, shall be distributed to the said persons shall be equal to the amount of the distribution to which they would have been entitled under the provisions of clause 1 if they had still been holders of the aforementioned preference shares at the time when the profit was declared, this being calculated on the basis of the period for which they were holders of preference shares in the said financial year, a part of a month being counted as a full month. With regard to an alteration to the provisions of this clause, the proviso referred to in Section 122 of Book 2 of the Civil Code is made.

4.	The profit that remains after the application of clause 3 of article 33 and clauses 1 to 3 inclusive of this article, shall be at the disposal of the General Meeting of Shareholders, which is empowered to withhold distribution in whole or in part or to make a distribution in whole or in part to holders of common shares in proportion to their holdings of common shares.

Distributions.

Article 35.

1.	Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board, the General Meeting of Shareholders shall be

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entitled to resolve to make distributions charged to the “other reserves” shown in the annual accounts or charged to “share premium account”.

2.	Upon the proposal of the Board of Management, which proposal shall have received the prior approval of the Supervisory Board, the General Meeting of Shareholders shall be entitled to make distributions to shareholders under article 34, article 35, clause 1 and article 36 in the form of the issue of common shares.

Article 36.

At its own discretion and having regard to the statutory provisions relating thereto, the Board of Management, with the prior approval of the Supervisory Board, may distribute from the profits for the current financial year one or more interim dividends on the shares before the annual accounts for any financial year have been approved and adopted at a general meeting.

Article 37.

1.	The Board of Management determines for various types of shares on what dates and in what form distributions will be payable.

Notices relating to such distributions shall be given with due observance of the statutory provisions in such manner as the Board of Management may deem appropriate.

The provisions of this article shall apply accordingly in the event of a share issue with pre-emption subscription rights.

2.	Cash distributions in respect of shares for which Type II share certificates are outstanding shall, if such distributions are made payable only outside the Netherlands, be paid in the currency of the country concerned, converted at the rate of exchange on the Amsterdam Stock Exchange at the close of business on a date to be fixed and announced by the Board of Management. This date may not be set earlier than the day before the date on which the distribution is declared and not later than the date which has been fixed for the shares concerned in accordance with the provisions of clause 3.

3.	With regard to the provisions of article 6, clause 2 and of article 7, the person entitled to any distribution on registered shares shall be the person in whose name the share is registered or, in the case of limited rights in rem, the person whose right appears well-founded at the date to be determined for that purpose by the Board of Management in respect of the distribution for each of the different types of shares.

4.	A person entitled to a distribution on a bearer share for which a share certificate is outstanding shall, in order to exercise his right to such distribution, arrange for the dividend sheet appertaining to that share to be in the safe-keeping of a depositary as mentioned in article 6, clause 4, at such a time as shall be specified by the Board of Management. In respect of distributions referred to herein, the Company shall have discharged its liability to the persons entitled thereto by making these distributions available to the depositary referred to in article 6, clause 4 or to one or more third parties designated by the latter and the Company, in favour of the persons in whose name the dividend sheets were held by the depositaries at the aforementioned time.

5.	Rights of payment of distributions in cash shall lapse if such distributions are not claimed within five years following the day after the date on which they were made available.

6.	In the case of a distribution in shares, any shares not claimed within a period to be determined by the Board of Management shall be sold for the account of the persons entitled to the distribution who failed to claim the shares. These persons are entitled only to

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the net proceeds in cash of such a sale. This entitlement will be forfeited if the proceeds are not claimed within five years following the day after the date on which the distribution in shares was made payable.

7.	In the case of a distribution in the form of shares on registered shares, those shares shall be added to the share register. A Type II share certificate for a nominal amount equal to the number of shares added to the register shall be issued to holders of Type II shares, without prejudice to the provisions of article 6, clause 4.

8.	The Board of Management may, for reasons which it considers sufficient, and subject to such conditions as it may consider necessary, rule that the provisions of clause 1, second paragraph and clause 4 of this article shall not apply.

Amendment of articles of association and dissolution.

Article 38.

1.	A resolution to amend the articles of association or to dissolve the Company shall be valid only provided that:

a.	the approval of the Supervisory Board has been or will be obtained;

b.	the full proposals have been deposited for inspection by shareholders at the office of the Company, and have been published on the Company’s website as from the day on which the said notice is served until the close of that meeting;

c.	the resolution is adopted at a general meeting of shareholders at which more than half of the issued share capital is represented and by at least three-fourths of the votes cast; if the requisite share capital is not represented at a meeting called for that purpose, a further meeting shall be convened, to be held within eight weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted by at least three-fourths of the votes cast.

2.	Where a resolution as referred to in the preceding clause of this article is submitted by the Board of Management, the General Meeting of Shareholders may, notwithstanding the provisions of clause 1 c. of this article, resolve by absolute majority of votes to amend the articles of association or to dissolve the Company, without more than half of the issued capital having to be represented.

Article 39.

Should the Company be dissolved, the liquidation and apportionment shall be effected by the Board of Management in compliance with the relevant provisions of Book 2 of the Civil Code and, insofar as they are not inconsistent with the latter, the articles of association. In adopting a resolution to dissolve the Company, the General Meeting of Shareholders may approve the payment of a remuneration to the liquidators.

Article 40.

From the balance of the liquidation, a distribution shall first be made on every preference share to the amount paid thereon and the residue thereafter shall be distributed on the common shares.

Transitional provision.

Article 41.

Rights attached to common shares which were outstanding upon the amendment of the articles of association of the first day of August two thousand may not be exercised so long as these common shares have not been converted into common shares with a nominal value of twenty euro cents (EUR 0.20) in accordance with such notarial deed, and, as far as applicable, in

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compliance with the amendments of the articles of association of the sixth day of May nineteen hundred ninety-four, the twenty-ninth day of May nineteen hundred ninety-nine and the seventeenth day of April two thousand. Upon conversion the shareholder is entitled to the payment of dividends insofar as this right has not lapsed under the provisions of article 37, clause 5 of these articles of association.

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Philips has introduced more than one hundred Green Flagship products

Monday, February 28, 2005

Third Sustainability Report shows good progress made in further embedding sustainability in full business system

Amsterdam, the Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today published its third annual sustainability report. Based on its environmental program ‘EcoVision’, Philips introduced 21 new Green Flagship products to the market in 2004, bringing the total number of green flagships to more than one hundred. Philips Green Flagship products offer a proven better environmental performance than their predecessors or closest commercial competitors in the green focal areas of weight, energy consumption, hazardous substances, packaging and recycling and disposal.

“The year 2004 was a year in which we have made further progress in embedding sustainability throughout the company by setting clear targets,” said Gerard Kleisterlee, President and CEO of Royal Philips Electronics. “Sustainability is nothing new for Philips, it has been in our DNA since the company was founded. We see sustainability as our way of doing business, involving all levels of our own organization as well as including our suppliers,” Mr. Kleisterlee added.

Embedded in the company strategy
Philips’ ‘embedded model’ aims to drive sustainability throughout the whole organization. As promised in the 2003 Sustainability Annual Report, in 2004 we established company-wide Sustainability Key Performance Indicators (KPIs) in line with the GRI recommendations. Achieving top place in the DJSI in Cyclical Goods & Services for a second consecutive year confirms the company’s determination to meet its goals. In particular, it was noted for strengthening its sustainability governance and integrating sustainability management in all its businesses, regions and functions.

EcoVision program drives positive environmental performance results
Philips is constantly looking for ways to improve the production processes and product innovation from a sustainability perspective. In 2004 Philips launched 21 products that have achieved Green Flagship status, compared with eight in the previous year, adding to the more than 100 Green Flagships already on the market.

Examples of Green Flagships in 2004 are Philips Medical Systems’ iU22 ultrasound system for next generation, real-time 4D imaging. Compared with its predecessors, the iU22 weighs 22% less, eliminates 82% of the hazardous substance mercury, reduces energy consumption by 37%, uses 20% less packaging and offers a 30% improvement in total weight of recyclable material. Another example is CosmoPolis 6600, an innovative luminaire for outdoor lighting. CosmoPolis Gold weighs 37% less, eliminates the less hazardous substance lead and is 29% more energy efficient than its predecessor.

New business opportunities
In addition to the environmental achievements, Philips has intensified its focus on new business opportunities with sustainability as a key driver at all levels of the economic pyramid. In terms of providing sustainable solutions for the base of the economic pyramid, the company is working on several pilot projects.

A typical example of such an initiative is the DISHA (Distance Healthcare Advancement) pilot project in India. Through DISHA high quality, low-cost diagnostics will be provided to those people in India who are not addressed by the existing healthcare system. Together with local partners, governments and NGOs, these people will have access to a customized ‘teleclinical’ truck, equipped with diagnostic equipment, doctors and specialists providing free consultations.

Supplier involvement
Acting sustainable also requires having sustainable suppliers. Through its Supplier Sustainability Involvement Program, the initial group of key suppliers who received the Philips Declaration on Sustainability agreed to adhere to its principles. The document outlines the minimum expectations of behavior in the area of sustainability. This process is reviewed via supplier audits for which a team of 400 Philips auditors has been trained. Sustainability has also been integrated in the global supplier measurement and audit system.

For further information please contact:
Philips Corporate Communications
Gert van Doorn
Tel +31 (0)40 2787834
email gert.van.doorn@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips announces planned sale of stake in NAVTEQ

Tuesday, March 29, 2005

Amsterdam, The Netherlands– Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced that NAVTEQ Corporation (NYSE: NVT) — in which Philips owns approximately 37.1 per cent of the issued share capital — has filed a registration statement on Form S-3 with the United States Securities and Exchange Commission (“SEC”) for a contemplated secondary offering of 30,000,000 NAVTEQ shares of common stock (or an offering of approximately USD 1.3 billion based on the closing price of USD 44.37 per share on March 28, 2005).

All of the shares included in this offering would be offered by Philips Consumer Electronic Services B.V., a wholly-owned subsidiary of Philips. In addition, Philips expects to grant the underwriters a 30-day option to purchase up to approximately 3.1 million additional shares of common stock to cover over-allotments, if any.

The actual number of NAVTEQ shares to be offered by Philips will depend upon prevailing market conditions at the time of the secondary offering. As a result of this secondary offering, Philips expects that its interest in NAVTEQ would be reduced to zero (or to approximately 3.5 per cent if the over-allotment option is not exercised). Philips would receive all of the net proceeds from the offering and expects to use the proceeds for general corporate purposes and to fund strategic growth opportunities.

NAVTEQ is another proof point of Philips being able to create value from its strong base in technology. Following NAVTEQ’s IPO last year, it is now time for Philips to exit and redeploy the assets into other areas of growth and value creation,” said Jan Hommen, Vice Chairman and CFO of Royal Philips Electronics.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The contemplated offering remains subject to a number of conditions, including the circulation of a preliminary prospectus and the declaration by the SEC of the effectiveness of NAVTEQ’s registration statement relating to the offering. These securities may not be sold nor may offers to buy be accepted prior to the time that the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips publishes financial information for year 2004 in accordance with international financial reporting standards

Tuesday, March 29, 2005

Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today published financial information for the year 2004 prepared in accordance with International Financial Reporting Standards (IFRS) on the Company’s investor relations website (www.philips.com/investor).

As of January 1, 2005 the Company is required to prepare consolidated financial statements in accordance with IFRS as a result of a Regulation from the European Union. This information will be presented as supplementary information together with the primary financial statements of the Company that will continue to be prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP).

From the first quarter of 2005 onwards, supplemental information prepared in accordance with IFRS will also be published in the quarterly reports of the Company. For Philips the most important differences between both sets of accounting principles relate to the accounting treatment of product development expenses and to accounting for pensions and other postretirement benefits.

The reported differences have no effect on the underlying cash flows of the businesses and have limited impact on net income or stockholders’ equity. Net income in accordance with IFRS amounted to EUR 2,783 million for the year ended December 2004 compared to EUR 2,836 million reported under US GAAP. Stockholders’ equity in accordance with IFRS amounted to EUR 14,239 million at December 31, 2004 compared to EUR 14,860 million reported under US GAAP.

A detailed explanation of the differences including condensed IFRS financial statements is available on www.philips.com/investor.

For further information, please contact:
Andre Manning
Philips Corporate Communications
Tel +31 20 5977199
email andre.manning@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Philips reclassifies its Mobile Display Systems activities under ‘Other Activities’

Friday, April 15, 2005

Amsterdam, The Netherlands — Royal Philips Electronics (AEX: PHI, NYSE: PHG) today announced it has transferred its Mobile Display Systems (MDS) activities from its “Semiconductors” Division to “Other Activities”. MDS operates in a rapidly changing business environment, and over the past few years, synergies between MDS and Semiconductors have decreased significantly. Through this transfer, Philips aims to simplify the structure of its Semiconductors activities and enable the Semiconductors management team to focus on improving its core operations. By placing MDS within “Other Activities”, Philips will be able to focus on MDS as a stand-alone business. The transfer is effective as of January 1, 2005.

To view a restatement of Philips’ 2004 financials reflecting this transfer, please visit www.philips.com/investor

Jayson Otke
Philips Corporate Communications
Tel +31 20 5977215
email jayson.otke@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of EUR 30.3 billion in 2004. With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,500 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.philips.com/newscenter

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.